Exhibit 99.3

CONFORMED COPY

DEUTSCHE BANK AG, LONDON BRANCH - UNDERTAKING (the Undertaking)

To:	Anheuser-Busch InBev SA/NV (AB InBev)

5 August 2016

Dear Sirs,

Acquisition of SABMiller plc (registered in England and Wales with registered number 03528416) (SABMiller)

We understand from you that AB InBev intends to acquire, directly or indirectly, all the issued and to be issued ordinary share capital of SABMiller pursuant to the Transaction and in connection with the Transaction, the Press Announcements have been issued which, among other things, set out certain details of the Proposed Structure pursuant to which the Transaction is to be effected and, in Appendix 6 of the 11 November Press Announcement, of the proposed form, constitution and rights attaching to the Initial Shares, Restricted Shares and New Ordinary Shares and their issuance, listing and admission to trading (as applicable).

This Undertaking sets out the terms and conditions on which we will vote in favour of the UK Scheme and take certain other steps outlined herein in connection with the implementation of the Transaction.

In this Undertaking, words and expressions have the meanings given to them in paragraph 14. Capitalised terms not defined herein shall have the meaning given to them in the 11 November Press Announcement (as amended by the 26 July Press Announcement).

Consents of AB InBev

1.

AB InBev has given to BEVCO certain consents, and BEVCO and AB InBev have made certain agreements, pursuant to and in accordance with the terms of paragraph 2 of the BEVCO Supplemental Irrevocable which enable (a) BEVCO to enter into and perform the agreements contemplated by paragraph 2(a) and 2(c) of the BEVCO Supplemental Irrevocable and (b) us and Acceptable Transferees to enter into and perform, subject to this Undertaking, agreements and transactions contemplated by paragraph 3 (and equivalent provisions in any Acceptable Irrevocable).

Representations

2.	We represent and warrant that, as at the date of this Undertaking:

(a)	we:

(i)

are the beneficiary of an Encumbrance in respect of 18,000,000 SABMiller Shares secured by BEVCO in our favour pursuant to the Current DB SIA and the New DB SIA (the Existing DB Pledged SABMiller Shares); and

(ii)	shall be the beneficiary of an Encumbrance in respect of a further 10,000,000 SABMiller Shares secured by BEVCO in our favour pursuant to the New DB SIA (the Further DB Pledged SABMiller Shares),

(the Existing DB Pledged SABMiller Shares and the Further DB Pledged SABMiller Shares being referred to in this Undertaking as the DB Pledged SABMiller Shares and any one of the DB Pledged SABMiller Shares a DB Pledged SABMiller Share);

(b)

we are the sole creditor whose credit rights are secured by, and the sole beneficiary of, the Encumbrances referred to in paragraph 2(a) and we do not hold such Encumbrances as agent or trustee for another person and we have not sub-participated or otherwise transferred our credit rights under a Facility Agreement to another person;

(c)	in respect of the DB Pledged SABMiller Shares, we have, following an Enforcement Action, the right arising pursuant to the terms of the DB Pledge Arrangements to:

(i)

direct BNP Paribas Securities Services S.C.A as custodian of the DB Pledged SABMiller Shares (the Custodian) to instruct the registered holder of the DB Pledged SABMiller Shares to exercise all voting rights in respect of such DB Pledged SABMiller Shares pursuant to the terms of this Undertaking;

(ii)

direct the Custodian to instruct the registered holder of the DB Pledged SABMiller Shares to make the elections, acceptances and tenders set out in paragraph 8 in respect of such DB Pledged SABMiller Shares; and

(iii)	give and perform the undertakings in this Undertaking in respect of such DB Pledged SABMiller Shares.

(d)

the Custodian has confirmed to us that, following receipt of any direction referred to in paragraphs 2(c)(i) and/or 2(c)(ii) from us, the Custodian will, except to the extent that complying with such direction would result in a breach of law or regulation applicable to the Custodian, instruct the registered holder of the DB Pledged SABMiller Shares to take the relevant actions described in paragraphs 2(c)(i) and/or 2(c)(ii) and the Custodian has confirmed to us that the registered holder of the DB Pledged SABMiller Shares will be required to comply with any such instruction from the Custodian;

(e)	no Enforcement Action has occurred and is continuing;

(f)	we have the power and have obtained all corporate authorisations to enter into and perform this Undertaking and our obligations under it; and

(g)	in so far as the Transaction and its implementation and completion in full are and will at all times after the date of this Undertaking remain lawful in all respects in all applicable jurisdictions:

(i)	the entry by us into this Undertaking is not in breach of any existing law or regulation applicable to us or of any court order which has been issued, and continues to apply, against us;

(ii)

the performance by us of, and compliance by us with, our obligations under this Undertaking as at the date of this Undertaking would not be in breach of any existing law or regulation applicable to us or any court order which has been issued, and continues to apply, against us; and

(iii)

so far as we are aware, the performance by us of, and compliance by us with, our obligations under this Undertaking, at the relevant time(s) at which such performance and/or compliance is required under the terms of this Undertaking, will not be in breach of any existing law or regulation applicable to us or any court order which has been issued, and continues to apply, against us.

Dealings and undertakings

3.	We undertake that, until this Undertaking lapses in accordance with paragraph 17, we shall not, without AB InBev’s prior written consent (to be given in AB InBev’s absolute discretion):

(a)

sell, transfer, charge, encumber, grant any option or lien over or otherwise dispose of any interest we from time to time hold in any DB Pledged SABMiller Shares or any Relevant Newco Shares in each case other than (in which case, for the avoidance of doubt, no consent from AB InBev shall be required under the terms of this Undertaking):

(i)	pursuant to our election for the Partial Share Alternative as set out in paragraph 8 or otherwise pursuant to the implementation of the Transaction in accordance with the terms of the Transaction;

(ii)

subject to paragraph 5, by a sale, assignment, transfer, charge, encumbrance, grant of option or lien over or other disposal which takes effect after Completion or upon or at any time after this Undertaking lapsing in accordance with paragraph 17, whichever is earlier;

(iii)

subject to paragraph 5, by a sale, assignment, transfer, charge, encumbrance, grant of option or lien over or other disposal of all or part of our rights and obligations under any Facility Agreement and associated DB Pledge Arrangements to an Acceptable Transferee (the New Lender) where:

(A)

(1)

the New Lender simultaneously with such sale, assignment, transfer, charge, encumbrance, grant of option or lien over or other disposal taking effect enters into and delivers to AB InBev an undertaking executed as a deed (a New Lender Irrevocable) in favour of AB InBev, in the form of this Undertaking (including, for the avoidance of doubt, provisions giving Newco and SABMiller the same third party enforceability rights against the New Lender as those set out in paragraphs 26 and 27 in respect of us), other than:

(I)

such changes as are necessary to paragraph 2(a) to reflect the interest acquired by the New Lender (specifying the number of the Existing DB Pledged SABMiller Shares and/or Further DB Pledged SABMiller Shares (if in either case any) to which that New Lender Irrevocable applies in accordance with paragraph 4);

(II)	that the provisions of paragraph 1 will refer to paragraph 2 (b) and 2 (d) (and not the whole of paragraph 2) of the BEVCO Supplemental Irrevocable;

(III)

additions in paragraphs 2(a) and/or 3 and, if applicable, the relevant definitions to ensure that the New Lender Irrevocable will apply to any subsequently acquired interest in all or any part of the DB Pledged SABMiller Shares and Relevant Newco Shares which are the subject of this Undertaking as at the date such acquisition takes effect (and which, for the avoidance of doubt, for the purpose of this paragraph in any New Lender Irrevocable means this original Undertaking and not the New Lender Irrevocable) by such New Lender by virtue of (aa) a further acquisition of further rights and/or obligations under the relevant Facility Agreement and associated DB Pledge Arrangement by the New Lender or (bb) any other permitted sale, assignment, transfer, charge, encumbrance, grant of option or lien over or other disposal in accordance with the terms of this Undertaking, any other New Lender Irrevocable or any Transferee Irrevocable;

(IV)

the addition of a representation and warranty in paragraph 2 which (aa) sets out the full name, registered address (and if it is not registered in England and Wales but has a registered branch address in England and Wales, such address) and the corporate form or equivalent details of the New Lender; and (bb) confirms that the New Lender is an Acceptable Transferee;

(V)

the addition of a covenant that, if at any time prior to Completion or such New Lender Irrevocable lapsing in accordance with the provision in the New Lender Irrevocable equivalent to paragraph 17, the New Lender ceases to be an Acceptable Transferee, the New Lender shall promptly and in any event not later than five Business Days after ceasing to be an Acceptable Transferee transfer its entire interest in all DB Pledged SABMiller Shares and Relevant Newco Shares to which that New Lender’s New Lender Irrevocable applies at that time, to one or more Acceptable Transferee(s) in accordance with in all respects this paragraph 3(a)(iii);

(VI)	the addition of:

(aa)	if the New Lender does not have a registered office address or a registered branch address in England and Wales, a provision contemplated by paragraph 34 (and the deletion of paragraph 33); and

(bb)	if the New Lender has a registered office address or a registered branch address in England and Wales, a provision contemplated by paragraph 35;

and, in either case, the provisions of paragraphs 34, 35 and this paragraph 3(a)(iii)(A)(1)(VI) will be retained in the form set out in this Undertaking to ensure that the New Lender Irrevocable contains provisions to set out what should happen in a subsequent New Lender Irrevocable entered into in accordance with the first New Lender Irrevocable;

(VII)

to ensure that any references to an Enforcement Action in the New Lender Irrevocable are, if we, Deutsche Bank AG, London Branch, have taken (or directed or procured the taking of) an Enforcement Action prior to the New Lender Irrevocable being executed by the New Lender, amended to refer to such Enforcement Action; and

(VIII)

to ensure that any reference in this Undertaking to this Undertaking is amended to refer in the New Lender Irrevocable to this Undertaking or the New Lender Irrevocable or both as the context requires,

provided that, for the avoidance of doubt, in no case shall the countersignature of AB InBev be required for the conditions under this paragraph 3(a)(iii) to be regarded as having been satisfied; and

(2)	AB InBev is provided with a copy of such New Lender Irrevocable executed by the New Lender on the day the relevant transaction takes effect; or

(B)

the New Lender has previously (or by no later than the date on which the relevant transaction takes effect) entered into an undertaking in the form of a New Lender Irrevocable which applies to the relevant DB Pledged SABMiller Shares and Relevant Newco Shares and AB InBev has been provided with a copy of such New Lender Irrevocable executed by the New Lender in accordance with paragraph 3(a)(iii)(A); or

(C)

the New Lender has previously (or by no later than the date on which the relevant transaction takes effect) entered into an irrevocable undertaking in favour of AB InBev in the form which AB InBev, in its absolute discretion, has confirmed in writing constitutes a Bank Irrevocable (as defined in the BEVCO Irrevocable) and either:

(1)

such Bank Irrevocable expressly contemplates the acquisition of the interest in the relevant DB Pledged SABMiller Shares and Relevant Newco Shares and that such interest is subject to the terms of the Bank Irrevocable; or

(2)

the New Lender confirms in writing to AB InBev (in terms which are satisfactory to AB InBev, acting reasonably) effective not later than the time the relevant transaction takes effect, and with such confirmation being delivered to AB InBev on the day the relevant transaction takes effect, that the interest in such DB Pledged SABMiller Shares and Relevant Newco Shares are subject to the terms of the Bank Irrevocable;

(iv)

subject to paragraph 5, by a sale, transfer, charge, encumbrance, granting any option or lien over or other disposal of the legal title only in any such DB Pledged SABMiller Share or Relevant Newco Share provided that, we procure that our obligations under the terms of this Undertaking are performed, and complied with, in full in respect of such DB Pledged SABMiller Share and/or such Relevant Newco Share (as applicable) as if the relevant sale, transfer, charge, encumbrance, granting of any option or lien over or other disposal had not occurred;

(v)

subject to paragraph 5, by a sale, assignment, transfer or other disposal of the entire beneficial interest or the entire legal and beneficial interest, we in either case from time to time hold in any of such DB Pledged SABMiller Shares or Relevant Newco Shares to an Acceptable Transferee which:

(A)

simultaneously with such sale, assignment, transfer or other disposal taking effect enters into an irrevocable undertaking in respect of such DB Pledged SABMiller Shares and such Relevant Newco Shares in favour of AB InBev in the form of the undertaking set out in the Appendix to this Undertaking (a Transferee Irrevocable) and delivers a copy of such Transferee Irrevocable executed by the Acceptable Transferee to AB InBev on the date such transaction takes effect;

(B)

has previously entered into an undertaking in the form of a Transferee Irrevocable in respect of such DB Pledged SABMiller Shares and such Relevant Newco Shares with a copy of which having been delivered to AB InBev in accordance with paragraph 3(a)(v)(A); or

(C)

has previously (or by no later than the date on which the relevant transaction takes effect) entered into an irrevocable undertaking in favour of AB InBev in the form which AB InBev, in its absolute discretion, has confirmed in writing constitutes a Bank Irrevocable (as defined in the BEVCO Irrevocable) and either:

(1)

such Bank Irrevocable expressly contemplates the acquisition of the interest in the relevant DB Pledged SABMiller Shares and Relevant Newco Shares and that such interest are subject to the terms of the Bank Irrevocable; or

(2)

the Acceptable Transferee confirms in writing to AB InBev (in terms which are satisfactory to AB InBev, acting reasonably) effective not later than the time the relevant transaction takes effect, and with such confirmation being delivered to AB InBev on the day the relevant transaction takes effect, that the interest in the relevant DB Pledged SABMiller Shares and Relevant Newco Shares are subject to the terms of the Bank Irrevocable;

(vi)

subject to paragraph 5, by a sale, assignment, transfer, charge, encumbrance, grant of option or lien over or other disposal of (including without limitation any hedging or other derivative transaction in relation to) all or any part of the economic interest in any DB Pledged SABMiller Share or Relevant Newco Share, provided that following any such transaction we procure that our obligations under this Undertaking are performed, and complied with, in full in respect of such DB Pledged SABMiller Share or Relevant Newco Share as if the relevant sale, transfer, charge, encumbrance, granting of any option or lien over or other disposal had not occurred; and/or;

(vii)	subject to paragraph 5, by way of a release or discharge by us of any DB Pledged SABMiller Share or any Relevant Newco Share from any Encumbrance pursuant to any DB Pledge Arrangement; or

(b)	enter into any agreement or arrangement or incur any obligation (except, in each case, as expressly permitted under this Undertaking):

(i)	to do any of the acts prohibited under paragraphs 3(a) and 6(a) to 6(d); or

(ii)

which would restrict or impede us from complying, in relation to the DB Pledged SABMiller Shares or any Relevant Newco Shares, with our undertakings under the other provisions of this Undertaking, including, without limitation, paragraph 8 in the context of the Partial Share Alternative.

4.

For the purposes of paragraphs 3(a)(iii) and 3(a)(v), each Acceptable Irrevocable shall specify the number of the Existing DB Pledged SABMiller Shares and the Further DB Pledged SABMiller Shares to which such Acceptable Irrevocable applies, such number not to exceed (taking into account the operation of paragraph 11 and without double counting any Existing DB Pledged SABMiller Share and/or Further DB Pledged SABMiller Share (as applicable)) where one or more Acceptable Irrevocable(s) and/or this original Undertaking apply at the same time to distinct interest(s) in that Existing DB Pledged SABMiller Share and/or Further DB Pledged SABMiller Share (as applicable)) at any time:

(a)

in the case of the Existing DB Pledged SABMiller Shares and when aggregated with the number of any other Existing DB Pledged SABMiller Shares to which any other Acceptable Irrevocable or this original Undertaking apply at the time that the Acceptable Irrevocable is entered into, 18,000,000; and

(b)

in the case of the Further DB Pledged SABMiller Shares and when aggregated with the number of any other Further DB Pledged SABMiller Shares and the Existing DB Pledged SABMiller Shares to which, in each case, any other Acceptable Irrevocable or this original Undertaking apply at the time that the Acceptable Irrevocable is entered into, 28,000,000, and, if an Acceptable Irrevocable does not specify whether any SABMiller Shares to which that Acceptable Irrevocable is expressed to apply are Existing DB Pledged SABMiller Shares or the Further DB Pledged SABMiller Shares, such SABMiller Shares shall be treated as Further DB Pledged SABMiller Shares for this purpose.

5.	We irrevocably agree and undertake that during the Restricted Period:

(a)

in no circumstances (and notwithstanding any exception pursuant to paragraphs 3(a)(ii), 3(a)(iii), 3(a)(iv), 3(a)(v), 3(a)(vi) and 3(a)(vii)) shall we exercise any rights or discretion in connection with any Encumbrance under any DB Pledge Arrangement relating to the Relevant Newco Shares (a Continuing Encumbrance) that results in the transfer or disposition of any of the Relevant Newco Shares during the Restricted Period; and

(b)	we shall not transfer, assign or otherwise dispose of all or any part of our interest in any such Continuing Encumbrance or any Facility Agreement to which it relates,

except (i) pursuant to our election for the Partial Share Alternative as set out in paragraph 8 or (ii) otherwise pursuant to the implementation of the Transaction in accordance with this Undertaking or (iii) if this Undertaking lapses in accordance with paragraph 17.

6.

Subject to paragraphs 10 and 11, we undertake that, following an Enforcement Action but before this Undertaking lapses in accordance with paragraph 17, we shall not, without AB InBev’s prior written consent (to be given in AB InBev’s absolute discretion):

(a)

exercise any right to convert or reclassify any DB Pledged SABMiller Shares into another class or type of security interest in SABMiller which we determine, in good faith, would be inconsistent with the Proposed Structure;

(b)

accept any offer or transaction in respect of any DB Pledged SABMiller Shares or any Relevant Newco Shares, other than pursuant to the Transaction and other than where such acceptance or transaction would be permitted pursuant to, and in accordance with, paragraph 3;

(c)

in respect of the DB Pledged SABMiller Shares, vote in favour of any resolution to approve any scheme of arrangement of SABMiller or other transaction if AB InBev has notified us in writing that such scheme of arrangement or transaction has been proposed in competition with or that it would be reasonably likely to otherwise frustrate the Transaction; or

(d)

in respect of the DB Pledged SABMiller Shares, vote in favour of or otherwise consent to any matter for the purposes of Rule 21 of the City Code which is identified as falling within the scope of that Rule in the relevant circular to SABMiller shareholders.

Undertaking to vote in favour of the UK Scheme and the Transaction

7.	Subject to paragraphs 10 and 11, we undertake that, following an Enforcement Action, we shall either:

(a)

exercise our voting rights attaching to the DB Pledged SABMiller Shares to vote in favour of all resolutions to approve and/or implement the UK Scheme, the Belgian Merger and/or the Transaction, proposed at any general or class meeting of SABMiller and at any UK Court convened meeting of SABMiller (Court Meeting) in each case duly convened and held for the approval and/or implementation of the UK Scheme, the Belgian Merger and/or the Transaction, or at any adjournment of any such meetings; or

(b)

if, for the purposes of the vote of SABMiller Shareholders to approve and/or implement the UK Scheme at the Court Meeting we do not form part of the same class as the general body of SABMiller Shareholders, provide our written individual consent to the terms and implementation of the UK Scheme in relation to those DB Pledged SABMiller Shares, provided that we shall not be obliged to perform any of our obligations under paragraphs 7(a) or 7(b) if this Undertaking lapses in accordance with paragraph 17.

Partial Share Alternative

8.	Subject to paragraphs 10 and 11, we undertake (and undertake to irrevocably and unconditionally instruct the Agent on our behalf), following an Enforcement Action:

(a)

to elect for the Partial Share Alternative in respect of the Relevant Newco Shares the subject of this Undertaking from time to time and to deliver a Form of Election in respect of all such DB Pledged SABMiller Shares, duly completed so as to elect for the Partial Share Alternative and receive the maximum possible number of Restricted Shares that are available in respect of all such DB Pledged SABMiller Shares under the Partial Share Alternative in accordance with the instructions set out in the UK Scheme Document and the Form of Election as soon as reasonably practicable and in any event within:

(i)	fourteen days after the posting of the UK Scheme Document where the Enforcement Action occurs on or prior to the date of posting of the UK Scheme Document; and

(ii)	fourteen days after the Enforcement Action has occurred where this occurs after the posting of the UK Scheme Document or, if earlier, the deadline set out in the UK Scheme Document,

(and, for the avoidance of doubt, not to elect for the Cash Consideration in respect of any of such DB Pledged SABMiller Shares);

(b)	not to directly or indirectly tender any of our Initial Shares issued in respect of any of the DB Pledged SABMiller Shares into the Belgian Offer except for such number of Initial Shares as:

(i)	is required in accordance with the terms set out in the UK Scheme Document to satisfy the cash element of the Partial Share Alternative, (such Initial Shares, the Cash Top-Up Shares); and

(ii)

(to the extent that our election for Restricted Shares under the Partial Share Alternative cannot be satisfied in full and is scaled back or is subject to a rounding adjustment) is required in accordance with the terms set out in the UK Scheme Document to satisfy the Cash Consideration payable to us (such Initial Shares, the Cash Consideration Shares);

(c)	to accept the Belgian Offer in respect of the Cash Top-Up Shares and the Cash Consideration Shares to the extent referred to in paragraph 8(b); and

(d)	not to withdraw or allow to be withdrawn the election, tender or acceptance referred to in paragraphs 8(a) to 8(c),

provided that we shall not be obliged to perform any of our obligations under paragraphs 8(a) to 8(d) (inclusive) if this Undertaking lapses in accordance with paragraph 17.

9.

We agree that notwithstanding any terms of the UK Scheme or the Belgian Offer to the contrary which would otherwise permit an election, withdrawal or instruction which is inconsistent with paragraph 8, any election, withdrawal or instruction (including any deemed election, withdrawal or instruction for Cash Consideration) which is inconsistent with paragraph 8 shall be treated as invalid and deemed to be an election for the Partial Share Alternative so as to receive the maximum possible number of Restricted Shares that are available in respect of the number of DB Pledged SABMiller Shares under the Partial Share Alternative that we are required to elect in accordance with paragraph 8 (as modified by paragraph 18, if applicable).

Modifications to undertakings

10.

Subject to paragraph 11, to the extent that, following an Enforcement Action, we have a beneficial interest (including by way of security) in (but are not the registered holder of) any of the relevant DB Pledged SABMiller Shares or Relevant Newco Shares, we shall, except to the extent that complying with such provision would result in a breach of law or regulation applicable to the registered holder or any custodian of the relevant DB Pledged SABMiller Shares or Relevant Newco Shares (provided that we may not rely on this exception to the extent that such breach would not have resulted but for us having undertaken a transaction in accordance with paragraph 3(a)(iv) or paragraph 3(a)(vi)), cause the registered holder to comply with paragraphs 3, 5, 6, 7 and/or 8 (as applicable) in respect of such DB Pledged SABMiller Shares or Relevant Newco Shares.

11.	The obligations under paragraphs 3, 5, 6, 7, 8 and 10 shall not apply to any DB Pledged SABMiller Share or any Relevant Newco Share where and to the extent that:

(a)

we have sold, assigned, transferred, charged, encumbered, granted any option or lien over or otherwise disposed of our interest in such DB Pledged SABMiller Share or Relevant Newco Share (as applicable) in accordance with paragraph 3(a)(iii), 3(a)(v) or 3(a)(vii); unless and until

(b)

we have reacquired such interest in such DB Pledged SABMiller Share or such Relevant Newco Share (as applicable) in accordance with a permitted sale, transfer or disposal by any Acceptable Transferee in accordance with the terms of the relevant Acceptable Irrevocable.

12.	We undertake to notify you in writing if an Enforcement Action has occurred, on the day it has so occurred (as soon as reasonably practicable after it has occurred), if:

(a)	this has occurred following the date of this Undertaking but prior to this Undertaking lapsing in accordance with paragraph 17; and

(b)	we have not previously notified you that such Enforcement Action has occurred.

Documentation

13.	We consent to:

(a)	this Undertaking being disclosed to the Panel and the BFSMA;

(b)	an announcement being issued by a Regulatory Information Service by, or on behalf of, AB InBev and/or SABMiller, setting out the terms and particulars of this Undertaking;

(c)

the inclusion of references to particulars of this Undertaking, to us and to our interests in the relevant DB Pledged SABMiller Shares and Relevant Newco Shares (in each case in the context of this Undertaking) being included in the UK Scheme Document or any offer document, other public document or public announcement in each case published by, or on behalf of, AB InBev or Newco:

(i)	in connection with the Transaction; or

(ii)	which is required by the City Code, the Panel, the BFSMA or any other legal or regulatory requirement or regulatory body; and

(d)

this Undertaking being available for inspection as required by Rule 26.1 of the City Code or the Listing Rules of the Financial Conduct Authority including, without limitation, being made publicly available on AB InBev’s and SABMiller’s websites.

Interpretation

14.	In this Undertaking:

(a)	references to the 11 November Press Announcement are to the “Rule 2.7” press announcement issued on 11 November 2015 announcing the Transaction (RNS Number 2973F);

(b)	references to the 26 July Press Announcement are to the “Rule 2.7 Announcement Update” press announcement issued on 26 July 2016 announcing amended terms of the Transaction (RNS Number 2160F);

(c)	references to an Acceleration Notice mean a notice of Acceleration (as defined in the applicable Facility Agreement);

(d)	references to an Acceptable Irrevocable mean:

(i)	a New Lender Irrevocable delivered in accordance with paragraph 3(a)(iii) (or the equivalent provision in any New Lender Irrevocable);

(ii)	a Transferee Irrevocable delivered in accordance with paragraph 3(a)(v) (or the equivalent provision in any Transferee Irrevocable); or

(iii)	any other irrevocable undertaking delivered in accordance with paragraph 3(a)(iii)(C) or 3(a)(v)(C);

(e)	references to an Acceptable Transferee mean a person which is:

(i)	one of the banks named in paragraph 18(e) of the BEVCO Irrevocable or any other internationally recognised reputable bank or financial institution;

(ii)	a fund managed by an internationally recognised reputable fund manager;

(iii)	an internationally recognised reputable institutional investor;

(iv)	an internationally recognised reputable sovereign wealth fund;

(v)	an Affiliate of any of the persons listed in paragraphs 14(e)(i) to 14(e)(iv) (inclusive);

(f)

references to an Affiliate mean in relation to a person, a subsidiary undertaking, a parent undertaking or a subsidiary undertaking of a parent undertaking of such person, each such term having the meaning given in section 1162 of the Companies Act;

(g)

references to BEVCO Irrevocable mean the irrevocable undertaking entered into on 11 November 2015 between AB InBev and BEVCO (taking into account the agreements contained in the deed dated 26 July 2016 between AB InBev and BEVCO in relation to such irrevocable undertaking) a copy of both being appended to this Undertaking;

(h)	references to BEVCO Supplemental Irrevocable mean the supplemental irrevocable undertaking entered into on the date of this Undertaking between AB InBev and BEVCO;

(i)

references to Current DB SIA mean the security interest agreement between us and DB dated 2 February 2015 as may be amended or supplemented from time to time in accordance with the BEVCO Irrevocable and the BEVCO Supplemental Irrevocable;

(j)

references to DB Pledge Arrangements mean each of (i) the Current DB SIA, (ii) the New DB SIA, (iii) any replacement, amendment, or substitution to the Current DB SIA or the New DB SIA and (iv) any other arrangement creating or expressed to create any additional Encumbrance in our favour in respect of any of the DB Pledged SABMiller Shares or any Relevant Newco Shares which, in each case referred to in (iii) or (iv) above, is entered into in accordance with the terms of the BEVCO Irrevocable and BEVCO Supplemental Irrevocable;

(k)	references to Encumbrance mean any mortgage, pledge, charge, assignment, lien or other security interest or encumbrance;

(l)	references to an Enforcement Action mean that:

(i)	an Acceleration Notice by us or on our behalf has been served on BEVCO; or

(ii)

following the occurrence of an event of default under the applicable Facility Agreement (howsoever defined) which is continuing at the time the relevant action is taken, we have taken (or have directed the Custodian (as defined in the applicable Facility Agreement) to take or have otherwise procured the taking of) any action in respect of any DB Pledged SABMiller Shares or Relevant Newco Shares preventing:

(A)

BEVCO from voting or procuring that its nominee votes such DB Pledged SABMiller Shares or Relevant Newco Shares in favour of any required Relevant Resolution or Additional SABMiller Resolution (each as defined in the BEVCO Irrevocable);

(B)	BEVCO from electing or procuring election for the Partial Share Alternative in respect of such DB Pledged SABMiller Shares;

(C)

the transfer by BEVCO (or its nominee) of the DB Pledged SABMiller Shares to Newco by operation of law pursuant to the terms of the UK Scheme and the receipt by BEVCO (or its nominee) of the Relevant Newco Shares on the UK Scheme Effective Date;

(D)	the tender by BEVCO or its nominee of such portion of the Relevant Newco Shares for cash in the Belgian Offer as is permitted under the BEVCO Irrevocable;

(E)	BEVCO from voting or procuring that its nominee votes such Relevant Newco Shares in favour of any required Relevant Newco Resolutions (as defined in the BEVCO Irrevocable);

(F)	the conversion of the Relevant Newco Shares (other than those tendered for cash as per paragraph 14(l)(ii)(D)) into Restricted Shares upon completion of the Belgian Merger; or

(G)

BEVCO from fully performing and complying with its undertakings and obligations in respect of such DB Pledged SABMiller Shares or Relevant Newco Shares under the BEVCO Irrevocable or the BEVCO Supplemental Irrevocable;

(m)	the Existing DB Pledged SABMiller Shares have the meaning given to that term in paragraph 2(a)(i);

(n)	references to a Facility Agreement mean a facility agreement secured by a DB Pledge Arrangement;

(o)	the Further DB Pledged SABMiller Shares have the meaning given to that term in paragraph 2(a)(ii);

(p)

references to New DB SIA mean the security interest agreement, on substantially similar terms as the Current DB SIA, entered into between us and DB on or around the date of this Undertaking as may be amended or supplemented in accordance with the BEVCO Irrevocable and the BEVCO Supplemental Irrevocable;

(q)

references to a person include an individual, firm, company, corporation, unincorporated body of persons (including, for the avoidance of doubt, any trust, joint venture, partnership or consortium) or any state or any of its agencies and include its successors and assigns;

(r)	references to the Press Announcements are to the 11 November Press Announcement and the 26 July Press Announcement;

(s)	references to Relevant Newco Shares mean the Initial Shares issued in consideration of the transfer of any DB Pledged SABMiller Shares pursuant to the UK Scheme;

(t)

references to Restricted Period mean the period of 48 hours from the time at which the Initial Shares are issued by Newco to BEVCO or us (or the holder of the legal title to any DB Pledged SABMiller Shares in which we or BEVCO hold the beneficial interest);

(u)

references to a Transferee Irrevocable mean a Transferee Irrevocable as defined in paragraph 3(a)(v)(A) (including, for the avoidance of doubt, where it is entered into in conjunction with a relevant permitted sale, assignment, transfer or disposal of any interests in DB Pledged SABMiller Shares and Relevant Newco Shares under a provision equivalent to paragraph 3(a)(v)(A) of any New Lender Irrevocable or of any other Transferee Irrevocable); and

(v)	references to a paragraph are to a paragraph of this Undertaking unless stipulated otherwise.

Time of the Essence

15.	Any time, date or period mentioned in this Undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

The Transaction

16.	Newco shall not be obliged to proceed with the UK Scheme, nor shall AB InBev be obliged to make or proceed with the Transaction.

Lapse / partial termination of Undertaking

17.	This Undertaking shall lapse and cease to have effect to the extent not already undertaken and without prejudice to any liability for antecedent breach upon the earliest of the following to occur:

(a)

subject to paragraph 20, if AB InBev publicly announces that it does not intend to make or proceed with the Transaction and no new, revised or replacement UK Scheme (to which this Undertaking applies) is announced in accordance with Rule 2.7 of the City Code at the same time;

(b)

subject to paragraph 20, if the UK Scheme lapses or is withdrawn and no new, revised or replacement UK Scheme (to which this Undertaking applies) has been announced in accordance with Rule 2.7 of the City Code, in its place or is announced, in accordance with Rule 2.7 of the City Code, at the same time;

(c)	if the BEVCO Irrevocable or the BEVCO Supplemental Irrevocable ceases to be effective or lapses in accordance with its terms;

(d)	the Completion; and

(e)

subject to paragraph 20, if the UK Scheme does not become unconditional and effective by the date falling eighteen (18) months after the date of the 11 November Press Announcement (or such later date as AB InBev, SABMiller and BEVCO may agree in writing).

18.

If: (A) due to applicable law or regulation (including, without limitation, the City Code) or any applicable regulatory body (including, without limitation, BFSMA and the Panel), AB InBev or SABMiller are required to make a Structure Change (as defined in the BEVCO Irrevocable) and (B) the Structure Change is a Relevant Structure Change (as defined in the BEVCO Irrevocable):

(a)

our undertakings set out in this Undertaking shall not, notwithstanding any other provision of this Undertaking, apply in respect of any: (i) Existing DB Pledged SABMiller Shares; or (ii) securities or rights in or derived from any Existing DB Pledged SABMiller Shares; or (iii) any DB Pledge Arrangements to the extent applicable to such shares, securities, rights and interests (in each case, to the extent not already undertaken and without prejudice to any antecedent breach);

(b)

the provisions of paragraphs 6(b), 6(c), 6(d), 7 and 27 shall lapse and cease to have effect, notwithstanding any other provision of this Undertaking, in relation to any: (i) Further DB Pledged SABMiller Shares; or (ii) securities or rights in or derived from any Further DB Pledged SABMiller Shares; or (iii) any DB Pledge Arrangements to the extent applicable to such shares, securities, rights and interests (in each case, to the extent not already undertaken and without prejudice to any antecedent breach);

(c)

any reference to this Undertaking or a paragraph or other part of it shall be to this Undertaking or such part or paragraph, excluding any part which has lapsed and/or ceased to apply or have effect in accordance with this paragraph 18 and taking into account the amendments set out in this paragraph; and

(d)

for the avoidance of doubt, subject to paragraphs 18(a) to 18(c) above (inclusive), all other undertakings and provisions of this Undertaking shall remain in full force and effect (including, without limitation, in respect of the Further DB Pledged SABMiller Shares, the undertaking to elect for the Partial Share Alternative pursuant to paragraph 8).

19.

AB InBev acknowledges that the provisions of paragraph 18 are without prejudice to our right to make representations to the Panel if AB InBev changes or purports to change any term of the offer or other aspect of the Transaction which we reasonably believe would be detrimental to our interests.

20.

In the event that: (a) AB InBev elects to implement the Transaction by way of, among other steps, an offer to be made by Newco to acquire the ordinary share capital of SABMiller (rather than the UK Scheme); and (b) BEVCO has consented in writing to such election, all provisions of this Undertaking shall apply to such offer or its implementation mutatis mutandis.

21.	If this Undertaking lapses, we shall have no claim against AB InBev or Newco.

Variation

22.	No variation of this Undertaking shall be effective unless agreed between each of AB InBev and us.

Specific Performance

23.

We agree that if we fail to comply with any of the undertakings or our obligations under this Undertaking, damages may not be an adequate remedy and accordingly AB InBev shall be entitled to seek the remedies of injunction, specific performance and other equitable relief in respect of any actual or threatened breach.

Limitations

24.	Nothing in this Undertaking shall oblige us to do or refrain from doing anything if it would constitute a breach of any law, regulation or court order applicable to us.

25.

For the avoidance of doubt, we will have no obligations under this Undertaking in respect of any DB Pledged SABMiller Share or such Relevant Newco Share which is acquired by us otherwise than as a result of (a) us being a beneficiary of any Encumbrances in respect of such DB Pledged SABMiller Share or such Relevant Newco Share under any DB Pledge Arrangement (and/or the occurrence of an Enforcement Action pursuant to which we have enforced any such Encumbrance(s)) or (b) us acquiring such interest in such DB Pledged SABMiller Share or such Relevant Newco Share (as applicable) as an Acceptable Transferee in accordance with a permitted sale, transfer or other disposal by any Acceptable Transferee pursuant to, and in accordance with the terms of, the relevant Acceptable Irrevocable.

Third party rights

26.	Newco shall (with the consent of AB InBev) have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Undertaking (as amended from time to time), with effect from the date we have received a notice from AB InBev of the name, registration number and registered address of Newco and the UK Scheme Document has been duly posted, against us only, subject to and in accordance with:

(a)	the terms of paragraph 32; and

(b)	the term that the parties to this Undertaking may by agreement terminate or rescind or vary it in any way without the consent of Newco.

27.

SABMiller shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of: (a) paragraph 7; and (b) (but solely to the extent it relates to the enforcement of paragraph 7), paragraphs 10, 11 and 23 (as amended from time to time), against us only, subject to and in accordance with the terms of paragraph 32 and provided that SABMiller’s rights under this paragraph 27 are conditional upon SABMiller having at all times during the term of the BEVCO Irrevocable an equivalent right to enforce the BEVCO Irrevocable or an irrevocable undertaking dated on or around the date of the BEVCO Irrevocable between AB InBev and Altria. The parties to this Undertaking may by agreement vary any term of it other than paragraph 7 and (but solely to the extent it relates to the enforcement of paragraph 7) paragraphs 10, 11 and 23 and this paragraph 27 without the consent of SABMiller.

28.	Save as provided in paragraphs 26 and 27, a person who is not a party to this Undertaking shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

Notices

29.

Notices and other communication under or in connection with this Undertaking shall be sent to AB InBev by hand delivery or by email at its physical address or email address respectively, and shall be marked for the attention of the individual set out below:

Attention:	Chief Legal Officer & Corporate Secretary

Physical address:	c/o Anheuser-Busch InBev

Brouwerijplein 1

Leuven 3000

Belgium

Email address:	sabine.chalmers@ab-inbev.com

with a copy to (but such copy shall not constitute notice):

Attention:	Mark Rawlinson and Alison Smith

Physical address:	Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

Email address:	mark.rawlinson@freshfields.com, alison.smith@freshfields.com

And, if to us, by hand delivery or by email at our physical address or email address respectively, and shall be marked for the attention of the individual, as set out below or as we may notify you from time to time by prior notice of not less than two Business Days:

Attention:	Francisco Moreno, Jessica Tomar, Laura Repko, Bao Ha Pham, Rafael Gil-Alberdi and Martin Evans

Physical address:	Deutsche Bank AG, London branch, Winchester House, 1 Great Winchester Street, London, EC2N 2DB, United Kingdom

Email address:	Francisco.moreno@db.com, Jessica.tomar@db.com, Laura.repko@db.com, Bh.pham@db.com, Rafael.gil-alberdi@db.com and Martin.evans@db.com.

30.	Any notice under or in connection with this Undertaking shall be deemed to have been duly given:

(a)	if delivered by hand, on delivery; or

(b)	if sent by email, on delivery in legible form.

31.	A notice given in accordance with the above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

Governing Law

32.

This Undertaking and any non-contractual obligations arising under it shall be governed by and construed in accordance with English law. The English courts shall have exclusive jurisdiction in relation to all disputes (including, without limitation, claims for set-off and counterclaims) arising out of or in connection with this Undertaking including, without limitation, disputes arising out of or in connection with: (a) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Undertaking; and (b) any non-contractual obligations arising out of or in connection with this Undertaking.

Process Agent

33.	For the avoidance of doubt, we are not required to maintain an agent for service of process or other documents in connection with this Undertaking

34.	The following provision shall be included in any New Lender Irrevocable (and any Transferee Irrevocable) if paragraph 3(a)(iii)(A)(1)(VI) (aa) applies:

“We shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Undertaking. Such agent shall be [•] currently of [•] and any writ, judgement or other notice of legal process shall be sufficiently served on us if delivered to such agent at its address, for the time being. We irrevocably undertake not to revoke the authority of the above agent and, if after such process agent terminates its appointment and AB InBev requests us to do so, we shall promptly appoint another such process agent with an address in England and advise AB InBev. If following such a request we fail to appoint another process agent within 10 Business Days, AB InBev shall be entitled to appoint one on behalf of us.”

35.	The following provision shall be included in any New Lender Irrevocable (and any Transferee Irrevocable) if paragraph 3(a)(iii)(A)(1)(VI) (bb) applies:

“For the avoidance of doubt we are not required to maintain an agent for service of process or other documents in connection with this Undertaking.”

EXECUTED as a DEED and DELIVERED on behalf of DEUTSCHE BANK AG,	)	SIGNATURE: /s/ Bao Ha Pham
)
	)	NAME: Bao Ha Pham

a corporation domiciled in Germany, operating in the United Kingdom and acting through its London branch,

by             Bao Ha Pham

and         Glen Fairbairn                    ,

being persons who, in accordance with the laws of that territory, are acting under the authority of the corporation

	)	Legal Counsel
)
)
)
	)	SIGNATURE: /s/ Glen Fairbairn
)
	)	NAME: Glen Fairbairn
	)	Managing Director

WITNESSED BY: /s/ Matthew Podger

NAME: Matthew Podger

ADDRESS: Winchester House, 1 Great Winchester
Street, London EC2N 2DB

OCCUPATION: Solicitor

Acknowledged and agreed by Anheuser-Busch InBev SA/NV
EXECUTED as a DEED and DELIVERED on behalf of ANHEUSER-BUSCH INBEV SA/NV,	)	SIGNATURE: /s/ Benoit Loore
)
	)	NAME: Benoit Loore
a company incorporated in Belgium by Benoit Loore and Jan Vandermeersch , being persons who, in accordance with the laws of that territory, are acting under the authority of the company	)	Vice-President Corporate Governance
)
	)	SIGNATURE: /s/ Jan Vandermeersch
)
	)	Jan Vandermeersch
	)	NAME: Senior Legal Counsel Corporate

Appendix 1

FORM OF TRANSFEREE UNDERTAKING

To:	Anheuser-Busch InBev SA/NV (AB InBev)

                              20[XX]

Dear Sirs,

Acquisition of SABMiller plc (registered in England and Wales with registered number 03528416) (SABMiller)

We understand from you that AB InBev intends to acquire, directly or indirectly, all the issued and to be issued ordinary share capital of SABMiller pursuant to the Transaction and in connection with the Transaction, the Press Announcements have been issued which, among other things, set out certain details of the Proposed Structure pursuant to which the Transaction is to be effected and, in Appendix 6 of the 11 November Press Announcement, of the proposed form, constitution and rights attaching to the Initial Shares, Restricted Shares and New Ordinary Shares and their issuance, listing and admission to trading (as applicable).

This undertaking (the Undertaking) sets out the terms and conditions on which we will vote in favour of the UK Scheme and take certain other steps outlined herein in connection with the implementation of the Transaction.

In this Undertaking, words and expressions have the meanings given to them in paragraph 14 below. Capitalised terms not defined herein shall have the meaning given to them in the 11 November Press Announcement (as amended by the 26 July Press Announcement).

Consents of AB InBev

1.

AB InBev has given to BEVCO certain consents, and BEVCO and AB InBev have made certain agreements, pursuant to and in accordance with the terms of paragraph 2(b) and 2(d) of the BEVCO Supplemental Irrevocable which enable Acceptable Transferees to enter into and perform, subject to this Undertaking, agreements and transactions contemplated by paragraph 3 (and equivalent provisions in any Acceptable Irrevocable).

Representations

2.	We represent and warrant that, as at the date of this Undertaking:[1]

(a)

[2]we have agreed to acquire the beneficial interest in [and legal title to] [        ] SABMiller Shares, such acquisition to be completed [on the date of and promptly following entering to this Undertaking], [each of which are [Existing DB Pledged SABMiller Shares (as defined in the DB Irrevocable)]/Further DB Pledged SABMiller Shares (as defined in the DB Irrevocable)]]/[such SABMiller Shares comprising:

(i)	[ ] SABMiller Shares which are Existing DB Pledged SABMiller Shares (as defined in the DB Irrevocable); and

(ii)	[ ] SABMiller Shares which are Further DB Pledged SABMiller Shares (as defined in the DB Irrevocable)];

[1]

Note to draft: In the unlikely event of an acquisition of Relevant Newco Shares by an Acceptable Transferee (following the Restricted Period but prior to Completion) which has not previously signed a Transferee Irrevocable, the details in paragraph 2(a) and the relevant definitions will need to be updated so that they relate to such Relevant Newco Shares only and any provision which relates solely to the SABMiller Shares should be removed.

[2]	Note to draft: Please include relevant details in relation to the shares to be acquired.

(b)	following completion of the acquisition by us of the beneficial interest in [and legal title to] the SABMiller Shares referred to in paragraph 2(a):

(i)

so far as we are aware after all due enquiry, we will be the beneficial [and[, subject to the registration in the register of shareholders maintained by SABMiller,] legal] owner of those Relevant SABMiller Shares free from any encumbrances or third party rights of any kind whatsoever;[ and

(ii)	[ ] is [or[, subject to the registration in the register of shareholders maintained by SABMiller, will be] the registered holder of those Relevant SABMiller Shares;

(c)	our full name is [ ], our registered address is [ ], [a registered address of our registered branch in England and Wales is [ ][3] and we are [ ][4];

(d)	we are an Acceptable Transferee;

(e)	we have the power and have obtained all corporate authorisations to enter into and perform this Undertaking and our obligations under it; and

(f)	in so far as the Transaction and its implementation and completion in full are and will at all times after the date of this Undertaking remain lawful in all respects in all applicable jurisdictions:

(i)	the entry by us into this Undertaking is not in breach of any existing law or regulation applicable to us or of any court order which has been issued, and continues to apply, against us;

(ii)

the performance by us of, and compliance by us with, our obligations under this Undertaking as at the date of this Undertaking would not be in breach of any existing law or regulation applicable to us or any court order which has been issued, and continues to apply, against us; and

(iii)

so far as we are aware, the performance by us of, and compliance by us with, our obligations under this Undertaking, at the relevant time(s) at which such performance and/or compliance is required under the terms of this Undertaking, will not be in breach of any existing law or regulation applicable to us or any court order which has been issued, and continues to apply, against us.

Dealings and undertakings

3.	We undertake that, until this Undertaking lapses in accordance with paragraph 17, we shall not, without AB InBev’s prior written consent (to be given in AB InBev’s absolute discretion):

(a)

sell, transfer, charge, encumber, grant any option or lien over or otherwise dispose of any interest we from time to time hold in any Relevant SABMiller Shares or any Relevant Newco Shares in each case other than (in which case, for the avoidance of doubt, no consent from AB InBev shall be required under the terms of this Undertaking):

(i)	pursuant to our election for the Partial Share Alternative as set out in paragraph 9 or otherwise pursuant to the implementation of the Transaction in accordance with the terms of the Transaction;

[3]	Note to draft: please include if the registered address of the transferee is not in England and Wales but the transferee has a registered branch in England and Wales.

[4]	Note to draft: please specify the corporate form or equivalent details.

(ii)

subject to paragraph 6, by a sale, assignment, transfer, charge, encumbrance, grant of option or lien over or other disposal which takes effect after Completion or upon or at any time after this Undertaking lapsing in accordance with paragraph 17, whichever is earlier;

(iii)

subject to paragraph 6, by a sale, transfer, charge, encumbrance, granting any option or lien over or other disposal of the legal title only in any such Relevant SABMiller Share or Relevant Newco Share provided that, we procure that our obligations under the terms of this Undertaking are performed, and complied with, in full in respect of such Relevant SABMiller Share and/or such Relevant Newco Share (as applicable) as if the relevant sale, transfer, charge, encumbrance, granting of any option or lien over or other disposal had not occurred;

(iv)

subject to paragraph 6, by a sale, assignment, transfer or other disposal of the entire beneficial interest or the entire legal and beneficial interest, we in either case from time to time hold in any of such Relevant SABMiller Shares or Relevant Newco Shares to an Acceptable Transferee which:

(A)

simultaneously with such sale, assignment, transfer or other disposal taking effect enters into an irrevocable undertaking in respect of such Relevant SABMiller Shares and such Relevant Newco Shares in favour of AB InBev in the form of this Undertaking with (1) such changes as are necessary to reflect the correct corporate or equivalent details of such Acceptable Transferee and the correct details of the Relevant SABMiller Shares to which such irrevocable undertaking would apply and (2) the appropriate text specified in paragraph 31 or 32, as applicable, included as paragraph 30 (and with paragraphs 31 and 32 included in full) (a Transferee Irrevocable) and delivers a copy of such Transferee Irrevocable executed by the Acceptable Transferee to AB InBev on the date such transaction takes effect;

(B)

has previously entered into an undertaking in the form of a Transferee Irrevocable in respect of such Relevant SABMiller Shares and/or such Relevant Newco Shares with a copy of which having been delivered to AB InBev in accordance with paragraph 3(a)(iv)(A); or

(C)

has previously (or by no later than the date on which the relevant transaction takes effect) entered into an irrevocable undertaking in favour of AB InBev in the form which AB InBev, in its absolute discretion, has confirmed in writing constitutes a Bank Irrevocable (as defined in the BEVCO Irrevocable) and either:

(1)

such Bank Irrevocable expressly contemplates the acquisition of the interest in the relevant Relevant SABMiller Shares and Relevant Newco Shares and that such interest are subject to the terms of the Bank Irrevocable; or

(2)

the Acceptable Transferee confirms in writing to AB InBev (in terms which are satisfactory to AB InBev, acting reasonably) effective not later than the time the relevant transaction takes effect, and with such confirmation being delivered to AB InBev on the day the relevant transaction takes effect, that the interest in the relevant Relevant SABMiller Shares and Relevant Newco Shares are subject to the terms of the Bank Irrevocable; and/or

(v)

subject to paragraph 6, by a sale, assignment, transfer, charge, encumbrance, grant of option or lien over or other disposal of (including without limitation any hedging or other derivative transaction in relation to) all or any part of the economic interest in any Relevant SABMiller Share or Relevant Newco Share, provided that following any such transaction we procure that our obligations under this Undertaking are performed, and complied with, in full in respect of such Relevant SABMiller Share or Relevant Newco Share as if the relevant sale, transfer, charge, encumbrance, granting of any option or lien over or other disposal had not occurred; or

(b)	enter into any agreement or arrangement or incur any obligation (except, in each case, as expressly permitted under this Undertaking):

(i)	to do any of the acts prohibited under paragraphs 3(a) and 7(a) to 7(d); or

(ii)

which would restrict or impede us from complying, in relation to the Relevant SABMiller Shares or any Relevant Newco Shares, with our undertakings under the other provisions of this Undertaking, including, without limitation, paragraph 9 in the context of the Partial Share Alternative.

4.

If, after the date of this Undertaking (but prior to Completion or, if earlier, this Undertaking lapsing in accordance with paragraph 17), we cease to be an Acceptable Transferee, we shall promptly and in any event, but subject to paragraph 6, not later than 5 Business Days after ceasing to be an Acceptable Transferee transfer our entire interest in all Relevant SABMiller Shares and Relevant Newco Shares to which this Undertaking applies at that time to one or more Acceptable Transferee in accordance with paragraph 3(a)(iv).

5.

If, after the date of this Undertaking (but prior to Completion or, if earlier, this Undertaking lapsing in accordance with paragraph 17) we acquire any SABMiller Shares other than those referred to in paragraph 2(a) or interest therein as an Acceptable Transferee pursuant to paragraph 3(a)(v) of the DB Irrevocable or the equivalent provision in any other Acceptable Irrevocable in accordance with a permitted sale, transfer or other disposal by DB or any Acceptable Transferee (as defined in the DB Irrevocable or any other Acceptable Irrevocable) pursuant to, respectively, paragraph 3(a)(v) of the DB Irrevocable or the equivalent provision in any other Acceptable Irrevocable, we shall on the date we acquire such interest notify you of the number of the SABMiller Shares so acquired.

6.

We irrevocably agree and undertake that during the Restricted Period in no circumstances (and notwithstanding any exception pursuant to paragraphs 3(a)(ii), 3(a)(iii), 3(a)(iv) and 3(a)(v)) shall we exercise any rights or discretion relating to the Relevant Newco Shares that results in the transfer or disposition of any interest we hold in any of the Relevant Newco Shares during the Restricted Period except (i) pursuant to our election for the Partial Share Alternative as set out in paragraph 9 or (ii) otherwise pursuant to the implementation of the Transaction in accordance with this Undertaking or (iii) if this Undertaking lapses in accordance with paragraph 17.

7.

Subject to paragraphs 11 and 12, we undertake that, until this Undertaking lapses in accordance with paragraph 17, we shall not, without AB InBev’s prior written consent (to be given in AB InBev’s absolute discretion):

(a)

exercise any right to convert or reclassify any Relevant SABMiller Shares into another class or type of security interest in SABMiller which we determine, in good faith, would be inconsistent with the Proposed Structure;

(b)

accept any offer or transaction in respect of any Relevant SABMiller Shares or any Relevant Newco Shares, other than pursuant to the Transaction and other than where such acceptance or transaction would be permitted pursuant to, and in accordance with, paragraph 3;

(c)

in respect of the Relevant SABMiller Shares, vote in favour of any resolution to approve any scheme of arrangement of SABMiller or other transaction if AB InBev has notified us in writing that such scheme of arrangement or transaction has been proposed in competition with or that it would be reasonably likely to otherwise frustrate the Transaction; or

(d)

in respect of the Relevant SABMiller Shares, vote in favour of or otherwise consent to any matter for the purposes of Rule 21 of the City Code which is identified as falling within the scope of that Rule in the relevant circular to SABMiller shareholders.

Undertaking to vote in favour of the UK Scheme and the Transaction

8.	Subject to paragraphs 11 and 12, we undertake that we shall either:

(a)

exercise our voting rights attaching to the Relevant SABMiller Shares to vote in favour of all resolutions to approve and/or implement the UK Scheme, the Belgian Merger and/or the Transaction, proposed at any general or class meeting of SABMiller and at any UK Court convened meeting of SABMiller (Court Meeting) in each case duly convened and held for the approval and/or implementation of the UK Scheme, the Belgian Merger and/or the Transaction, or at any adjournment of any such meetings; or

(b)

if, for the purposes of the vote of SABMiller Shareholders to approve and/or implement the UK Scheme at the Court Meeting we do not form part of the same class as the general body of SABMiller Shareholders, provide our written individual consent to the terms and implementation of the UK Scheme in relation to those Relevant SABMiller Shares, provided that we shall not be obliged to perform any of our obligations under paragraphs 8(a) or 8(b) if this Undertaking lapses in accordance with paragraph 17.

Partial Share Alternative

9.	Subject to paragraphs 11 and 12, we undertake (and undertake to irrevocably and unconditionally instruct the Agent on our behalf):

(a)

to elect for the Partial Share Alternative in respect of the Relevant Newco Shares the subject of this Undertaking from time to time and to deliver a Form of Election in respect of all such Relevant SABMiller Shares, duly completed so as to elect for the Partial Share Alternative and receive the maximum possible number of Restricted Shares that are available in respect of all such Relevant SABMiller Shares under the Partial Share Alternative in accordance with the instructions set out in the UK Scheme Document and the Form of Election as soon as reasonably practicable and in any event within:

(i)	fourteen days after the posting of the UK Scheme Document where the Enforcement Action occurs on or prior to the date of posting of the UK Scheme Document; and

(ii)	fourteen days after the Enforcement Action has occurred where this occurs after the posting of the UK Scheme Document or, if earlier, the deadline set out in the UK Scheme Document,

(and, for the avoidance of doubt, not to elect for the Cash Consideration in respect of any of such Relevant SABMiller Shares);

(b)	not to directly or indirectly tender any of our Initial Shares issued in respect of any of the Relevant SABMiller Shares into the Belgian Offer except for such number of Initial Shares as:

(i)	is required in accordance with the terms set out in the UK Scheme Document to satisfy the cash element of the Partial Share Alternative, (such Initial Shares, the Cash Top-Up Shares); and

(ii)

(to the extent that our election for Restricted Shares under the Partial Share Alternative cannot be satisfied in full and is scaled back or is subject to a rounding adjustment) is required in accordance with the terms set out in the UK Scheme Document to satisfy the Cash Consideration payable to us (such Initial Shares, the Cash Consideration Shares);

(c)	to accept the Belgian Offer in respect of the Cash Top-Up Shares and the Cash Consideration Shares to the extent referred to in paragraph 9(b); and

(d)	not to withdraw or allow to be withdrawn the election, tender or acceptance referred to in paragraphs 9(a) to 9(c),

provided that we shall not be obliged to perform any of our obligations under paragraphs 9(a) to 9(d) (inclusive) if this Undertaking lapses in accordance with paragraph 17.

10.

We agree that notwithstanding any terms of the UK Scheme or the Belgian Offer to the contrary which would otherwise permit an election, withdrawal or instruction which is inconsistent with paragraph 9, any election, withdrawal or instruction (including any deemed election, withdrawal or instruction for Cash Consideration) which is inconsistent with paragraph 9 shall be treated as invalid and deemed to be an election for the Partial Share Alternative so as to receive the maximum possible number of Restricted Shares that are available in respect of the number of Relevant SABMiller Shares under the Partial Share Alternative that we are required to elect in accordance with paragraph 9.

Modifications to undertakings

11.

Subject to paragraph 12, to the extent that we have a beneficial interest in (but are not the registered holder of) any of the relevant Relevant SABMiller Shares or Relevant Newco Shares, we shall, except to the extent that complying with such provision would result in a breach of law or regulation applicable to the registered holder or any custodian of the Relevant SABMiller Shares or Relevant Newco Shares (provided that we may not rely on this exception to the extent that such breach would not have resulted but for us having undertaken a transaction in accordance with paragraph 3(a)(iii) or paragraph 3(a)(v) of this Undertaking), cause the registered holder to comply with paragraphs 3, 6, 7, 8 and/or 9 (as applicable) in respect of such Relevant SABMiller Shares or Relevant Newco Shares.

12.	The obligations under paragraphs 3, 6, 7, 8, 9 and 11 shall not apply to any Relevant SABMiller Share or any Relevant Newco Share where and to the extent that:

(a)

we have sold, assigned, transferred, charged, encumbered, granted any option or lien over or otherwise disposed of our interest in such Relevant SABMiller Share or Relevant Newco Share (as applicable) in accordance with paragraph 3(a)(iv); unless and until

(b)

we have reacquired such interest in such Relevant SABMiller Share or such Relevant Newco Share (as applicable) in accordance with a permitted sale, transfer or disposal by any Acceptable Transferee in accordance with the terms of the relevant Acceptable Irrevocable.

Documentation

13.	We consent to:

(a)	this Undertaking being disclosed to the Panel and the BFSMA;

(b)	an announcement being issued by a Regulatory Information Service by, or on behalf of, AB InBev and/or SABMiller, setting out the terms and particulars of this Undertaking;

(c)

the inclusion of references to particulars of this Undertaking, to us and to our interests in the relevant Relevant SABMiller Shares and Relevant Newco Shares (in each case in the context of this Undertaking) being included in the UK Scheme Document or any offer document, other public document or public announcement in each case published by, or on behalf of, AB InBev or Newco:

(i)	in connection with the Transaction; or

(ii)	which is required by the City Code, the Panel, the BFSMA or any other legal or regulatory requirement or regulatory body; and

(d)

this Undertaking being available for inspection as required by Rule 26.1 of the City Code or the Listing Rules of the Financial Conduct Authority including, without limitation, being made publicly available on AB InBev’s and SABMiller’s websites.

Interpretation

14.	In this Undertaking:

(a)	references to the 11 November Press Announcement are to the “Rule 2.7” press announcement issued on 11 November 2015 announcing the Transaction (RNS Number 2973F);

(b)	references to the 26 July Press Announcement are to the “Rule 2.7 Announcement Update” press announcement issued on 26 July 2016 announcing amended terms of the Transaction (RNS Number 2160F);

(c)	references to an Acceptable Irrevocable mean:

(i)	a Transferee Irrevocable delivered in accordance with paragraph 3(a)(iv)(A) of this Undertaking or the provision of any Transferee Irrevocable equivalent to paragraph 3(a)(iv)(A);

(ii)	this Undertaking; and/or

(iii)	any other irrevocable undertaking delivered in accordance paragraph 3(a)(v) of the DB Irrevocable or the equivalent provision of any Transferee Irrevocable (as defined in the DB Irrevocable);

(d)	references to an Acceptable Transferee mean a person which is:

(i)	one of the banks named in paragraph 18(e) of the BEVCO Irrevocable or any other internationally recognised reputable bank or financial institution;

(ii)	a fund managed by an internationally recognised reputable fund manager;

(iii)	an internationally recognised reputable institutional investor;

(iv)	an internationally recognised reputable sovereign wealth fund;

(v)	an Affiliate of any of the persons listed in paragraphs 14(d)(i) to 14(d)(iv) (inclusive);

(e)

references to an Affiliate mean in relation to a person, a subsidiary undertaking, a parent undertaking or a subsidiary undertaking of a parent undertaking of such person, each such term having the meaning given in section 1162 of the Companies Act;

(f)	references to BEVCO Irrevocable mean the irrevocable undertaking entered into on 11 November 2015 between AB InBev and BEVCO;

(g)	references to BEVCO Supplemental Irrevocable mean the supplemental irrevocable undertaking entered into on [ ] 2016 between AB InBev and BEVCO;

(h)	references to DB mean Deutsche Bank AG, London Branch;

(i)	references to DB Irrevocable mean the irrevocable undertaking entered into on [ ] 2016 between AB InBev and DB;

(j)

references to a person include an individual, firm, company, corporation, unincorporated body of persons (including, for the avoidance of doubt, any trust, joint venture, partnership or consortium) or any state or any of its agencies and include its successors and assigns;

(k)	references to the Press Announcements are to the 11 November Press Announcement and the 26 July Press Announcement;

(l)	references to Relevant Newco Shares mean:

(i)	the Initial Shares issued in consideration of the transfer of any Relevant SABMiller Shares pursuant to the UK Scheme; and

(ii)

with effect from the date on which we acquire any such Initial Share, any other Initial Share which we acquire as an Acceptable Transferee pursuant to paragraph 3(a)(v) of the DB Irrevocable or the equivalent provision in any Acceptable Irrevocable in accordance with a permitted sale, transfer or other disposal by DB or any Acceptable Transferee pursuant to paragraph 3(a)(v) of the DB Irrevocable or the equivalent provision in any other Acceptable Irrevocable, respectively;

(m)	references to Relevant SABMiller Shares mean:

(i)	[the SABMiller Shares referred to as Existing DB Pledged SABMiller Shares in paragraph 2(a)(i); and

(ii)	[the SABMiller Shares referred to as Further DB Pledged SABMiller Shares in paragraph 2(a)(ii)][5] OR [the SABMiller Shares referred to in paragraph 2(a)] [6]; and/or

(iii)	with effect from the date on which we acquire any such SABMiller Share, any other SABMiller Share acquired as set out in paragraph 5;

[5]	Note to draft: Delete if paragraph 2 (a) does not identify either of the SABMiller Shares.
[6]	Note to draft: Delete if paragraph 2 (a) specifies both Existing DB Pledged SABMiller Shares and Further DB Pledged SABMiller Shares.

(n)

references to Restricted Period mean the period of 48 hours from the time at which the Initial Shares are issued by Newco to us (or the holder of the legal title to any Relevant SABMiller Shares in which we hold the beneficial interest);

(o)	references to a Transferee Irrevocable mean a Transferee Irrevocable as defined in paragraph 3(a)(iv)(A); and

(p)	references to a paragraph are to a paragraph of this Undertaking unless stipulated otherwise.

Time of the Essence

15.	Any time, date or period mentioned in this Undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

The Transaction

16.	Newco shall not be obliged to proceed with the UK Scheme, nor shall AB InBev be obliged to make or proceed with the Transaction.

Lapse / partial termination of Undertaking

17.	This Undertaking shall lapse and cease to have effect to the extent not already undertaken and without prejudice to any liability for antecedent breach upon the earliest of the following to occur:

(a)

subject to paragraph 18, if AB InBev publicly announces that it does not intend to make or proceed with the Transaction and no new, revised or replacement UK Scheme (to which this Undertaking applies) is announced in accordance with Rule 2.7 of the City Code at the same time;

(b)

subject to paragraph 18, if the UK Scheme lapses or is withdrawn and no new, revised or replacement UK Scheme (to which this Undertaking applies) has been announced in accordance with Rule 2.7 of the City Code, in its place or is announced, in accordance with Rule 2.7 of the City Code, at the same time;

(c)	if the BEVCO Irrevocable or the BEVCO Supplemental Irrevocable ceases to be effective or lapses in accordance with its terms;

(d)	the Completion; and

(e)

subject to paragraph 18, if the UK Scheme does not become unconditional and effective by the date falling eighteen (18) months after the date of the 11 November Press Announcement (or such later date as AB InBev, SABMiller and BEVCO may agree in writing).

18.

In the event that: (a) AB InBev elects to implement the Transaction by way of, among other steps, an offer to be made by Newco to acquire the ordinary share capital of SABMiller (rather than the UK Scheme); and (b) BEVCO has consented in writing to such election, all provisions of this Undertaking shall apply to such offer or its implementation mutatis mutandis.

19.	If this Undertaking lapses, we shall have no claim against AB InBev or Newco.

Variation

20.	No variation of this Undertaking shall be effective unless agreed between each of AB InBev and us.

Specific Performance

21.

We agree that if we fail to comply with any of the undertakings or our obligations under this Undertaking, damages may not be an adequate remedy and accordingly AB InBev shall be entitled to seek the remedies of injunction, specific performance and other equitable relief in respect of any actual or threatened breach.

Limitations

22.	Nothing in this Undertaking shall oblige us to do or refrain from doing anything if it would constitute a breach of any law, regulation or court order applicable to us.

Third party rights

23.

Newco shall (with the consent of AB InBev) have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Undertaking (as amended from time to time), with effect from the date we have received a notice from AB InBev of the name, registration number and registered address of Newco and the UK Scheme Document has been duly posted, against us only, subject to and in accordance with:

(a)	the terms of paragraph 29; and

(b)	the term that the parties to this Undertaking may by agreement terminate or rescind or vary it in any way without the consent of Newco.

24.

SABMiller shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of: (a) paragraph 8; and (b) (but solely to the extent it relates to the enforcement of paragraph 8), paragraphs 11, 12 and 21 (as amended from time to time), against us only, subject to and in accordance with the terms of paragraph 29 and provided that SABMiller’s rights under this paragraph 24 are conditional upon SABMiller having at all times during the term of the BEVCO Irrevocable an equivalent right to enforce the BEVCO Irrevocable or an irrevocable undertaking dated on or around the date of the BEVCO Irrevocable between AB InBev and Altria. The parties to this Undertaking may by agreement vary any term of it other than paragraph 8 and (but solely to the extent it relates to the enforcement of paragraph 8) paragraphs 11, 12 and 21 and this paragraph 24 without the consent of SABMiller.

25.	Save as provided in paragraphs 23 and 24, a person who is not a party to this Undertaking shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

Notices

26.

Notices and other communication under or in connection with this Undertaking shall be sent to AB InBev by hand delivery or by email at its physical address or email address respectively, and shall be marked for the attention of the individual set out below:

Attention:	Chief Legal Officer & Corporate Secretary

Physical address:	c/o Anheuser-Busch InBev

Brouwerijplein 1

Leuven 3000

Belgium

Email address:	sabine.chalmers@ab-inbev.com

with a copy to (but such copy shall not constitute notice):

Attention:	Mark Rawlinson and Alison Smith

Physical address:	Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United Kingdom

Email address:	mark.rawlinson@freshfields.com, alison.smith@freshfields.com

And, if to us, by hand delivery or by email at our physical address or email address respectively, and shall be marked for the attention of the individual, as set out below or as we may notify you from time to time by prior notice of not less than two Business Days:

Attention:	[ ]

Physical address:	[ ]

Email address:	[ ].

27.	Any notice under or in connection with this Undertaking shall be deemed to have been duly given:

(a)	if delivered by hand, on delivery; or

(b)	if sent by email, on delivery in legible form.

28.	A notice given in accordance with the above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

Governing Law

29.

This Undertaking and any non-contractual obligations arising under it shall be governed by and construed in accordance with English law. The English courts shall have exclusive jurisdiction in relation to all disputes (including, without limitation, claims for set-off and counterclaims) arising out of or in connection with this Undertaking including, without limitation, disputes arising out of or in connection with: (a) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Undertaking; and (b) any non-contractual obligations arising out of or in connection with this Undertaking.

Process Agent

30.

[We shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Undertaking. Such agent shall be [•] currently of [•] and any writ, judgement or other notice of legal process shall be sufficiently served on us if delivered to such agent at its address, for the time being. We irrevocably undertake not to revoke the authority of the above agent and, if after such process agent terminates its appointment and AB InBev requests us to do so, we shall promptly appoint another such process agent with an address in England and advise AB InBev. If following such a request we fail to appoint another process agent within 10 Business Days,

AB InBev shall be entitled to appoint one on behalf of us.][7] [For the avoidance of doubt we are not required to maintain an agent for service of process or other documents in connection with this Undertaking.][8]

31.

The following provision shall be included in any Transferee Irrevocable entered into in accordance with paragraph 3(a)(iv)(A) if the Acceptable Transferee does not have its registered office or a registered branch with an address in England and Wales:

“We shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Undertaking. Such agent shall be [•] currently of [•] and any writ, judgement or other notice of legal process shall be sufficiently served on us if delivered to such agent at its address, for the time being. We irrevocably undertake not to revoke the authority of the above agent and, if after such process agent terminates its appointment and AB InBev requests us to do so, we shall promptly appoint another such process agent with an address in England and advise AB InBev. If following such a request we fail to appoint another process agent within 10 Business Days, AB InBev shall be entitled to appoint one on behalf of us.”

32.

The following provision shall be included in any Transferee Irrevocable entered into in accordance with paragraph 3(a)(iv)(A) if the Acceptable Transferee has its registered office or a registered branch with an address in England and Wales:

“For the avoidance of doubt we are not required to maintain an agent for service of process or other documents in connection with this Undertaking.”

[7]	Note to draft: Include if neither you nor any of your branches has a registered address in England and Wales.
[8]	Note to draft: Include if you or any of your branches has a registered address in England and Wales.

EXECUTED as a DEED and	)	SIGNATURE:
DELIVERED on behalf of	)
[ ]	)	NAME:

	)	SIGNATURE:
)
	)	NAME:

Acknowledged and agreed by Anheuser-Busch InBev SA/NV

EXECUTED as a DEED and	)	SIGNATURE:
DELIVERED on behalf of	)
ANHEUSER-BUSCH INBEV SA/NV,	)	NAME:
a company incorporated in Belgium	)
by	)
and ,	)	SIGNATURE:
being persons who, in accordance with the	)
laws of that territory, are acting under the	)	NAME:
authority of the company	)